Mail Stop 4561
via fax (646) 536-2928

May 30, 2007

Ben Feder
Acting Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

        Re: **Take-Two Interactive Software, Inc.**
                Form 10-K for the Fiscal Year Ended October 31, 2006
                Filed on February 28, 2007
                File No. 000-29230

Dear Mr. Feder:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2006 filed February 28, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

1.   There are many instances where two or more sources of a material change have been identified in your MD&A discussion, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. distribution revenue,

selling and marketing, general and administrative). Tell us how you considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

Note 1. Basis of Presentation and Significant Accounting Policies

Software development costs, page 81

2.   We note in your disclosure that you enter into agreements with third-party developers that require advance payments for game development and production services and that such agreements allow you to recover advance payments at an agreed royalty rate earned on subsequent retail sales of such software. We also note that you capitalize these advance payments as software development costs subsequent to establishing technological feasibility. Clarify the terms of these agreements. In this regard, tell us whether the entire amount of the advance payments are recoverable based on royalties earned on subsequent sales or whether any amounts are considered actual software development costs. Additionally, clarify how you determine whether advance payments made prior to and subsequent to technological feasibility should be expensed or capitalized. In this regard, tell us how you consider the progress of the development of the software in determining whether to capitalize or expense payments made to the third party developer and how you considered the guidance in paragraph 7 of SFAS 86.

Impairment of Long-Lived Assets, page 83

3.   We note in your disclosure that during fiscal 2006, you closed three of your development studios, ceased the development of certain software titles which resulted in recording an impairment charge and wrote-off certain fixed assets, trademarks and other assets. We also note on page 41 that you reduced headcount by 194 employees which resulted in the recorded of severance and other charges and relocated your international headquarters in Switzerland. Tell us how you considered including the disclosures noted in paragraph 20 of SFAS 146 in your financial statements related to these charges.

Revenue Recognition, page 67

4.   We note on page 9 that you include online capability features in certain titles that permit users to play against one another on the Internet. Tell us whether these online capability features are being hosted on your internal servers or third party servers. If these features are being hosted on your internal servers, tell us how you are recognizing revenues related to these on-line services including the

accounting guidance you considered in recording revenue. Additionally, tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles and if so, tell us the amount of fees pair or received for each period presented.

5.   We also note on page 9 that some of your titles also include the ability to download additional content including product features and software updates as well as static and in-game advertising. Tell us how you are accounting for such in-game advertising and how the downloadable content you offer affects your ability to recognize revenue upon the sale to your distributors or resellers. As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade. Additionally, tell us how your accounting complies with SOP 97-2.

6.   We note that you earn revenue from the distribution of third party software, hardware and accessories. Tell us the nature and terms of your distribution arrangements and tell us whether you record revenue earned from these arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

Consideration Given to Customers and Received from Vendors, page 85

7.   We note that you offer certain incentives including cooperative advertising, market development funds, among others, to your retailers and distributors and that you recognize these incentives as a reduction of revenue when revenue is recognized with the exception of cooperative advertising if there is a separate identifiable benefit and the benefit's fair value can be established. Clarify the terms of your incentive programs including whether the incentives are provided to your retailers and distributors based on a cumulative level of revenue transactions or provided as a result of a single exchange transaction and how your method of recognition complies with EITF 01-9.

8.   We also note that you receive incentives from manufacturers which are accounted for as a reduction in the price of the manufacturer's product and included as a reduction of inventory or cost of goods sold. Similar to the above comment, clarify the terms of these programs including whether the incentives are provided to you based on a cumulative level of purchases or whether such incentives are provided up-front and how your method of recognition complies with EITF 02-16.

Note 11. Legal and Other Proceedings, page 102

9.   We note your disclosures beginning on page 102 with regards to the pending litigations against the Company. Tell how you considered paragraph 9 and 10 of SFAS 5 with regards to including a discussion or disclosure of any loss contingencies accrued and if no accruals have been made for a case pending, tell us how you considered disclosing an estimate of the possible loss or range of loss or providing a statement that such an estimate cannot be made. Additionally, provide us with the amounts accrued, by case, for each year presented.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 OR the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief